

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 8, 2008

Via U.S. Mail and Fax (631)847-1230

Paul J. Reilly
Senior Vice President and Chief Financial Officer
Arrow Electronics, Inc.
50 Marcus Drive
Melville, New York 11747

> **Re:** **Arrow Electronics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 8, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **File No. 001-04482**

Dear Mr. Reilly:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 37

Note 1. Summary of Significant Accounting policies, page 43

Cost in Excess of Net Assets of Companies Acquired, page 45

1.   We note that goodwill and total assets are $1.8 billion and $8.1 billion, respectively, as of December 31, 2007. Given the significance of your goodwill balance, please tell us and revise future filings to disclose how you test goodwill for impairment. Tell us how your policy considered paragraphs 19 – 22 of SFAS 142 and the two-step impairment test. Please also tell us and disclose in future filings the other indicators of potential impairment that would cause you to perform a goodwill impairment assessment.

Revenue Recognition, page 47

2.   Please tell us and disclose in future filings the nature of your sales discounts, rebates and returns and how you classify and determine the amount netted against your sales.

3.   You disclose that "the company has certain business with select customers and suppliers that is accounted for on an agency basis (that is, the company recognizes the fees associated with serving as an agent in sales with no associated cost of sales) in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Please tell us and disclose how you distinguish these sales from sales that are recorded on a gross basis. Tell us the significant terms of these agreements and how you applied EITF 99-19.

Note 15. Contingencies, page 73

4.   On page 75, you disclose that "[t]he company has received an opinion of counsel that the recovery of costs incurred to date associated with the environmental clean-up costs related to the Norco and Huntsville sites, is probable. Based on the opinion of counsel received in the fourth quarter of 2007, the company increased the receivable for amounts due from E.ON AG by $7,244 during 2007 to $24,944." Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced opinions. While you (management) may elect to take full responsibility for determining probability and valuation of the liabilities, if you choose to continue

to refer to the expert, you may need to revise to name the counsel and include the consent of the counsel if the disclosure is included in or incorporated by reference into any registration statement.

Exhibit 31

5.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

Form 10-Q for the quarterly period ended September 30, 2008

Item 4. Controls and Procedures, page 33

6.   We note your disclosure that your Chief Executive Office and Chief Financial Officer concluded that, "as of September 30, 2008, the company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission." The language that is currently included after the words "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure in future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

7.   We note your statement that "in evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…" Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange

Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

8.   We note your disclosure that "[t]he company has excluded LOGIX and Achieva from its assessment of and conclusion on the effectiveness of the company's internal control over financial reporting." Since this discussion is included in your Form 10-Q and no assessment of or conclusion on the company's internal control over financial reporting was required or provided in the 10-Q, please tell us why you included this disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant